ABOUDI & BROUNSTEIN LAW OFFICES 3 GAVISH ST., POB 2432 KFAR SABA IND. ZONE 44641 ISRAEL Tel. 972- 9-764-4833 Fax. 972-9-764-4834

July 26, 2006

By EDGAR and Overnight Mail

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549-6010

Attention:

Jeffrey Riedler

Re:

Med-Emerg International Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form SB-2, filed December 15, 2005
File No. 333-97441

Dear Mr. Riedler:

In connection with the above-referenced filing, we are electronically transmitting, and are providing to you under separate cover, three courtesy copies of Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 (the “Amendment”), filed by Med-Emerg International Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) today.  We have also enclosed, along with the courtesy copies, three copies of a blacklined document that shows the changes made from Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form SB-2, filed with the Commission on December 15, 2005.

The Amendment is being filed in response to the staff’s letter, dated December 23, 2005, and also to update the Registration Statement to reflect certain material events that have occurred since the filing of Post-Effective Amendment No. 1.  The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the staff’s comment letter.  For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

1.

We note the filing does not include the signature of your controller or principal accounting officer.  Please include this signature in an amended Form SB-2.  If William J. Danis, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form SB-2.

The signature of our principal accounting officer has been included in the Amendment.  See the signature page of the Amendment for the revision.

2.

Your Form 10-K for the period ended December 31, 2004 is currently under review by our accounting staff.  Please be advised that we will not be able to grant effectiveness on your registration statement until any and all issues on the Form 10-K are fully resolved.

Our understanding is that the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2004 has been completed and that all issues have been fully resolved.

The Company will include the acknowlegements described in your letter in any request for effectiveness of the Amendment.

Should the Staff have any additional questions or comments with respect to the Amendment, please direct such questions to me at 927-9-764-4833 or Jonathan Freedman of my firm at (212) 202-0783.

Very truly yours,

/s/ David Aboudi

David Aboudi

cc:

Dr. Ramesh Zacharias

William J. Danis

Jonathan P. Freedman